UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

053332-10-2

(Cusip Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053332-10-2			Page 2 of 10

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,916,625

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 10,916,625

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,570,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 25.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 053332-10-2			Page 3 of 10

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 71,771

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 71,771

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,570,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 25.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 053332-10-2			Page 4 of 10

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,683,037

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,683,037

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,570,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 25.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 053332-10-2			Page 5 of 10

1.	Name of Reporting Person: Acres Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1458694

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,875,557

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,875,557

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,570,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
N/A

13.	Percent of Class Represented by Amount in Row (11): 25.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 053332-10-2			Page 6 of 10

1.	Name of Reporting Person: ESL Investment Management, LLC, a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,310

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 19,310

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,570,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 25.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 053332-10-2			Page 7 of 10

1.	Name of Reporting Person: Edward S. Lampert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,785

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,785

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,570,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 25.8%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 21 to Schedule 13D (this “Amendment”) amends the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), ESL Investment Management, LLC, a Delaware limited liability company (“ESLIM”), and Edward S. Lampert by furnishing the information set forth below. Partners, Institutional, Investors, Acres, ESLIM and Mr. Lampert are collectively defined in this Amendment as the “Filing Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On August 6, 2004, Partners acquired 18,000 Shares for aggregate consideration of approximately $1,289,934 using working capital. On August 12, 2004, Partners acquired 236,600 Shares for aggregate consideration of approximately $17,431,032 using working capital. On September 28, 2004, Partners acquired 43,000 Shares for aggregate consideration of approximately $3,234,241 using working capital. On September 30, 2004, Partners acquired 340,000 Shares for aggregate consideration of approximately $26,171,568 using working capital.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended in its entirety as follows:

     (a) The Filing Persons may be deemed to beneficially own 20,570,085 Shares (which represents approximately 25.8% of the Shares outstanding as of September 30, 2004).

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
(b)	Power	Power	Power	Power
ESL Partners, L.P.	10,916,625	0	10,916,625	0
ESL Institutional Partners, L.P.	71,771	0	71,771	0
ESL Investors, L.L.C.	3,683,037	0	3,683,037	0
Acres Partners, L.P.	5,875,557	0	5,875,557	0
ESL Investment Management, LLC	19,310	0	19,310	0
Edward S. Lampert	3,785	0	3,785	0

     (c) Except as set forth herein, there have been no transactions in the Shares by any of the Filing Persons during the past sixty days. On August 6, 2004, Partners purchased 18,000 Shares at a purchase price of $71.663 per share in open market transactions. On August 12, 2004, Partners purchased 236,600 Shares at a purchase price of $73.673 per share in open market transactions. On September 1, 2004, Mr. Lampert was granted 134 Shares in accordance with the Issuer’s 2003 Director Compensation Plan. On September 28, 2004, Partners purchased 43,000 Shares at a purchase price of $75.215 per share in open market transactions. On September 30, 2004, Partners purchased 340,000 Shares at a purchase price of $76.975 per share in open market transactions.

     (d) Not applicable.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement, dated as of September 30, 2004, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., ESL Investment Management, LLC and Edward S. Lampert.

Exhibit 2	Underwriting Agreement, dated October 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference herein from Amendment No. 18 to Schedule 13D filed on November 3, 2003).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: September 30, 2004

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., its general partner
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley
Member

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., its manager
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ACRES PARTNERS, L.P.

By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INVESTMENT MANAGEMENT, LLC

By:	/s/ William C. Crowley

William C. Crowley
Member

/s/ Edward S. Lampert

EDWARD S. LAMPERT

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 30, 2004, by and among ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., ESL Investment Management, LLC and Edward S. Lampert.

Exhibit 2	Underwriting Agreement, dated October 30, 2003, by and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., ESL Investors, L.L.C., Acres Partners, L.P., Marion Partners, L.P., and Blue Macaw Partners, L.P. and Citigroup Global Markets, Inc. (incorporated by reference herein from Amendment No. 18 to Schedule 13D filed on November 3, 2003).

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of AutoZone, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of September 30, 2004.

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., its general partner
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, LLC, its general partner

	By:	/s/ William C. Crowley

William C. Crowley
Member

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., its manager
By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ACRES PARTNERS, L.P.

By:	ESL Investments, Inc., its general partner

	By:	/s/ William C. Crowley

William C. Crowley
President and Chief Operating Officer

ESL INVESTMENT MANAGEMENT, LLC

By:	/s/ William C. Crowley

William C. Crowley
Member

/s/ Edward S. Lampert

EDWARD S. LAMPERT